SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 22)

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 22 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Essendant Inc., a Delaware corporation (“Essendant”), with the Securities and Exchange Commission on September 24, 2018, relating to the offer by Egg Merger Sub Inc. (a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation) to purchase all of the outstanding shares of Essendant’s common stock, par value $0.10 per share, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the subsection entitled “Tender Offer” as follows:

“The Offer, which was previously scheduled to expire at 6:00 p.m., New York City time, on January 2, 2019, is being extended in accordance with the Merger Agreement to 6:00 p.m., New York City time, on January 9, 2019, unless further extended in accordance with the Merger Agreement.

On January 3, 2019, Staples and the Company issued a joint press release announcing the extension of the Offer. The full text of the joint press release is attached as Exhibit (a)(5)(CC) to the Schedule 14D-9 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(CC)	Joint Press Release issued by Staples, Inc. and Essendant Inc., dated January 3, 2019 (incorporated by reference to Exhibit (a)(5)(T) to the Schedule TO).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: January 3, 2019